FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes                                           No               X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes                                           No               X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes                                           No               X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item

1.	BBVA Argentina reports consolidated fourth quarter earnings for fiscal year 2020.

Banco BBVA Argentina S.A announces

results for the fourth quarter of 2019

Buenos Aires, February 18th, 2020 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q19), ended on December 31th 2019.

4Q19 Highlights

●

BBVA Argentina’s net income totaled $7.4 billion, 33.0% below the $11.1 billion posted in the third quarter 2019 (3Q19) and 153.5% higher than the $2.9 billion posted on the fourth quarter 2018 (4Q18).

●	In 4Q19, BBVA Argentina posted an average return on assets (ROA) of 6.9% and an average return on equity (ROE) of 49.5%.

●	In 2019, net income was $31.4 billion, 223.0% greater than the $9.7 billion posted in 2018. ROA for the year was 7.9% compared to 2018’s 2.3%, and ROE was 60.6% versus the 21.2% posted in 2018.

●

In terms of activity, total consolidated private sector financing on 4Q19 totaled $201.5 billion, contracting $10.4 billion or 4.9% versus 3Q19 and increasing 14.5% or $25.4 billion compared to 4Q18. In the quarter, growth was mainly driven by credit cards and documents, increasing 35.4% and 7.7% respectively. Consolidated market share for BBVA was 7.71% as of 4Q19.

●	Total deposits grew 7.1% in the quarter, and 13.3% in the year. BBVA’s consolidated market share for private deposits was 7.14% as of 4Q19.

●	As of 4Q19, asset quality ratio (measured as non-performing loans over total financing) was 3.57%, with a 113.04% coverage ratio.

●	Accumulated efficiency ratio in 4Q19 was 37.0%, improving from 4Q18’s 48.9%.

●

As of 4Q19, BBVA Argentina reached a regulatory capital ratio of 17.8%, entailing a $29.0 billion or 117.5% excess over the minimum regulatory requirement. Tier I ratio was 17.1%. Total liquid assets represented 69.9% of the Bank’s deposits as of 4Q19.

4Q19 Conference Call

February, Wednesday 19th. 12:00 pm Argentine Time – (10:00am EST)

Call the following numbers to participate:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (U.S. Toll-free)

+ 1 412-317-6373 (International)

Conference code: BBVA

Webcast & Replay: LINK

Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the temporary exception of (i) Expected losses of IFRS 9 “Financial Instruments”, which will be applicable for the fiscal year beginning on or after January 1st, 2020 (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, which will be applicable for the fiscal year beginning on or after January 1st, 2020, (iii) the recording of a contingency provision relating to the uncertainty of certain tax positions required by the BCRA, and (iv) the valuation adjustment established by the BCRA applied to the valuation of the remaining stake maintained by the Bank in Prisma Medios de Pago S.A. (Prisma).

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina (BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A). As of the first quarter of 2018, the Bank’s share interest in PSA Finance Argentina Cía. Financiera (PSA) was no longer disclosed on a consolidated basis but was recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results were reported as “Income from associates”, as with Rombo Compañia Financiera (Rombo). As of September 25, 2018, the Bank’s share interest in Volkswagen Financial Services (VWFS) was no longer disclosed on a consolidated basis. As of July 1st 2019 the Bank returns to report the activity of PSA and VWFS on a consolidated basis with BBVA Argentina.

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo and Interbanking S.A.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Quarterly Results

Income Statement	BBVA ARG consolidated	Chg %
In millions $ except EPS and ADS	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018
Net Interest Income	16,825	15,611	8,463	7.8%	98.8%	55,224	26,129
Net Fee Income	1,626	1,564	1,701	4.0%	(4.4%)	6,629	5,504
Net income/loss from measurement of financial instruments at fair value	1,959	1,432	197	36.8%	n.	m	7,970	107
Net loss from write-down of assets at amortized cost and at fair value through OCI	(10)	3	(67)	(433.3%)	85.1%	(47)	(121)
Foreign exchange and gold gains	2,660	3,403	978	(21.8%)	172.0%	8,560	5,307
Other operating income	1,053	1,123	1,009	(6.2%)	4.4%	9,957	4,153
Loan loss allowances	(2,320)	(1,851)	(1,098)	(25.3%)	(111.3%)	(8,394)	(3,461)
Net operating income	21,793	21,285	11,183	2.4%	94.9%	79,899	37,618
Personnel benefits	(4,129)	(3,649)	(2,570)	(13.2%)	(60.7%)	(13,733)	(8,961)
Adminsitrative expenses	(3,758)	(3,455)	(2,196)	(8.8%)	(71.1%)	(11,678)	(7,177)
Depreciation and amortization	(824)	(423)	(249)	(94.8%)	(230.9%)	(1,999)	(876)
Other operating expenses	(5,482)	(3,218)	(2,435)	(70.4%)	(125.1%)	(17,312)	(7,653)
Operating income	7,600	10,540	3,733	(27.9%)	103.6%	35,177	12,951
Income from associates	214	(7)	571	n.	m	(62.5%)	637	781
Net income before income tax	7,814	10,533	4,304	(25.8%)	81.6%	35,814	13,732
Income tax	(366)	576	(1,366)	(163.5%)	73.2%	(4,462)	(4,027)
Income for the period	7,448	11,109	2,938	(33.0%)	153.5%	31,352	9,705

Total Other Comprehensive Income for the period (OCI)	166	(3,425)	63	104.8%	163.5%	(3,416)	(21)

Weighted average number of common shares (in thousands) (2)	612,705	612,660	612,660	0.0%	0.0%	612,671	612,660

Basic earnings per share	12.2	17.5	4.8	(30.3%)	154.8%	50.6	15.7
Earnings per ADS (1)	36.6	52.6	14.4	(30.3%)	154.8%	151.8	47.1

(1) Each ADS represents three ordinary shares

(2) As of October 9th, 50.441 shares have been issued related to the merger by absorption with BBVA Francés Valores S.A., totaling 612,710,079 shares. As of the release of these consolidated financial statements, the increase in capital and the merger by absoprtion are pending registry approval by the I.G.J.

BBVA Argentina 4Q19 net income was $7.4 billion, 33.0% or $3.7 billion lower than 3Q19, and 153.5% or $4.5 billion higher than 4Q18. The Quarter-over-Quarter (QoQ) decrease is mainly explained by loan loss allowances corresponding to Molinos Cañuelas y Compañía Argentina de Granos’ (“Molca” as a whole) provisions, and the increase in operating expenses arising from the set-up of the Bank’s efficiency plan.

Net income for 2019 was $31.4 billion, 223.0% higher Year-over-Year (YoY), representing a ROE of 60.6% and a ROA of 7.9%. If 1Q19 Prisma sale is not taken into consideration, accumulated ROE and ROA for 2019 would have been 55.6% and 7.2% respectively.

As of 4Q19, net operating income was $21.8 billion, 2.4% or $508 million higher QoQ, and 94.9% or $10.6 billion higher YoY.

Operating income in 4Q19 was $7.6 billion, decreasing $2.9 billion or 27.9% QoQ, and growing $3.9 billion or 103.6% YoY.

Net Interest Income

Net Interest Income	BBVA ARG consolidated	Chg %
In millions $	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018
Net Interest Income	16,825	15,611	8,463	7.8%	98.8%	55,224	26,129
Interest Income	25,948	27,077	17,731	(4.2%)	46.3%	94,419	47,449
From government securities	6,688	9,681	4,402	(30.9%)	51.9%	29,601	8,634
From private securities	3	2	5	50.0%	(40.0%)	9	34
Interest from loans and other financing	15,387	15,166	11,092	1.5%	38.7%	54,205	34,305
Financial Sector	345	471	926	(26.8%)	(62.7%)	2,096	1,976
Overdrafts	3,127	2,331	2,099	34.1%	49.0%	8,520	6,057
Instruments	2,948	2,110	2,022	39.7%	45.8%	9,103	5,492
Mortgage loans	299	288	240	3.8%	24.6%	1,129	761
Pledge loans	137	946	104	(85.5%)	31.7%	1,275	1,119
Consumer loans	1,895	1,850	1,703	2.4%	11.3%	7,331	6,216
Credit cards	4,911	4,152	2,691	18.3%	82.5%	17,191	7,643
Financial leases	115	122	135	(5.7%)	(14.8%)	475	523
Other loans	1,610	2,896	1,172	(44.4%)	37.4%	7,085	4,518
CER/UVA clause adjustment	3,307	1,922	2,097	72.1%	57.7%	9,088	3,920
Other interest income	563	306	135	84.0%	317.0%	1,516	556
Interest expenses	9,123	11,466	9,268	(20.4%)	(1.6%)	39,195	21,320
Deposits	7,947	9,299	8,221	(14.5%)	(3.3%)	33,665	18,414
Checking accounts	74	367	1,904	(79.8%)	(96.1%)	1,905	3,750
Savings accounts	73	99	51	(26.3%)	43.1%	204	116
Time deposits	7,800	8,833	6,266	(11.7%)	24.5%	31,556	14,548
UVA/CER clause adjustment	253	248	449	2.0%	(43.7%)	1,227	1,086
Other obligations for financial intermediation	642	1,419	606	(54.8%)	5.9%	3,487	1,512
Other	281	500	(8)	(43.8%)	n.	m	816	308

Net interest income for 4Q19 was $16.8 billion, increasing 7.8% or $1.2 billion QoQ, and $8.3 billion or 98.8% YoY. The lower interest income is partially offset by a decrease in interest expenses due to lower interest rates and an increase in sight deposits.

In 4Q19, interest income totaled $25.9 billion, 4.2% lower than 3Q19 and 46.3% lower than 4Q18.

Income from public securities contracted 30.9% or $3.0 billion compared to 3Q19, and grew 51.9% or $2.3 billion compared to 4Q18. This is due to a decrease in the BCRA’s monetary policy rate, together with a lower position in BCRA instruments (LELIQ) derived from BCRA restrictions in regards to integrating sight deposits reserve requirements with these securities. 87% of results is explained by public securities at fair value with changes in the Other comprehensive income (OCI) line item, mainly LELIQ.

Interest income from loans and other financing totaled $15.4 billion, 1.5% or $221 higher compared to 3Q19, led by interests from documents, overdrafts and credit cards. The last is boosted by the Ahora 12 program, which was extended until March 2020.

Income from CER/UVA adjustments grew 72.1% QoQ and 57.7% YoY. This is mainly explained by an increase in inflation during the last quarter, compared to the previous quarter and year.

Interest expenses reached $9.1 billion, 20.4% lower QoQ and 1.6% lower YoY.

Interests from time deposits explain 85.5% of total interest expenses, decreasing 11.7% compared to 3Q19 and increasing 24.5% compared to 4Q18.

NIM

Asset profitability & Liability Costs	Quarter ended
	4Q19		3Q19		4Q18
Average in millions $, Nominal annual rate in %	Capital	Rate	Capital	Rate	Capital	Rate
Assets	261,213	40.2%	291,725	37.3%	146,904	48.8%
Liabilities	202,088	19.4%	237,974	19.2%	131,995	27.9%

NIM	4Q19	3Q19	4Q18
NIM including foreign exchange differences	30.0%	25.6%	22.9%
NIM excluding foreign exchange differences	26.1%	20.4%	19.5%

As of 4Q19, net interest margin (NIM – calculated as the return on assets less liability costs, over the average interest earning assets – including foreign exchange differences) was 30.0%, higher than the 25.6% at 3Q19 and the 22.9% at 4Q18, supported by an improvement in client rate spreads and a better funding mix.

NIM excluding foreign exchange differences was 26.1%, greater than the 20.4% reported on 3Q19 and the 19.5% reported on 4Q18.

Net Fee Income

Net Fee Income	BBVA ARG consolidated			Chg%
In millions $	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018
Net Fee Income	1,626	1,564	1,701	4.0%	(4.4%)	6,629	5,504
Fee Income	5,144	4,702	3,760	9.4%	36.8%	18,027	12,431
Linked to liabilities	2,734	2,431	1,841	12.5%	48.5%	9,414	6,032
From credit cards	1,774	1,511	1,417	17.4%	25.2%	5,975	4,514
Linked to loans	92	253	118	(63.6%)	(22.0%)	722	561
From insurance	258	229	197	12.7%	31.0%	925	708
From foreign trade and foreign currency transactions	257	247	164	4.0%	56.7%	889	488
Other fee income	29	31	23	(6.5%)	26.1%	102	128
Fee expenses	3,518	3,138	2,059	12.1%	70.9%	11,398	6,927

In 4Q19 net fee income grew 4.0% or $62 million compared to 3Q19 and decreased 4.4% or $75 million compared to 4Q18.

Fee income totaled $5.1 billion, increasing 9.4% QoQ, mainly driven by the increment in credit card fees, pushed by end-of-year spending and the effect of salary bonus payments. These increase the activity in sight accounts (Linked to liabilities).

Fee expenses grew 12.1% QoQ and 70.9% YoY. This is driven by an increase in client-acquisition campaign costs, and greater processing and credit card benefit costs (both including U.S. dollar expense components)

Market share - Credit cards	BBVA ARG consolidated			Chg %
In %	4Q19	3Q19	4Q18	QoQ	YoY
Credit card consuption *	15.35%	14.93%	13.97%	42 bps	138 bps
Credit card financing **	12.19%	11.21%	10.91%	98 bps	128 bps

*Based on information provided by Visa y Mastercard. End of month consuption as of the last day of the quarter.

**Based on daily BCRA information. Capital balance as of the last day of each quarter.

Net income from measurement of financial instruments at fair value and foreign exchange and gold gains/losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ		YoY		2019	2018
Net Income from financial instruments at FV through P&L	1,959	1,432	197	36.8%		n.	m	7,970	107
Profit from government securities	1,047	1,024	338	2.2%		209.8%		3,698	987
Profit from private securities	309	(1)	(266)	n.	m	216.2%		2,696	110
Profit from interest rate swaps	(84)	39	(156)	(315.4%)		46.2%		(379)	(838)
Profit from foreign currency forward transactions	(42)	408	255	(110.3%)		(116.5%)		1,230	(187)
Profit from put options - Prisma Medios de Pago	685	-	-	N/	A	N/	A	685	-
Profit from corporate bonds	44	(38)	26	215.8%		69.2%		40	35

In 4Q19, net income from financial instruments at fair value (FV) through P&L was $2.0 billion, increasing $527 million or 36.8% QoQ.

This increase is mainly driven by income from private securities, explained by an update of Prisma valuation and the result of the put option on Prisma sale valuation ($685 million).

Interest rate swaps results fell 315.4% or $123 million due to Rombo deconsolidation.

Results from corporate bonds increased 215.8% or $82 million due to a good trading performace.

Differences in quoted prices of gold and foreign currency	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018
Foreign exchange and gold gains/(losses) (1)	2,660	3,403	978	(21.8%)	172.0%	8,560	5,307
From foreign exchange position	111	222	(412)	(50.1%)	126.9%	(160)	1,152
Income from purchase-sale of foreign currency	2,549	3,181	1,390	(19.9%)	83.4%	8,720	4,155
Net income from financial instruments at FV through P&L (2)	(42)	408	255	(110.3%)	(116.5%)	1,230	(187)
Income from foreign currency forward transactions	(42)	408	255	(110.3%)	(116.5%)	1,230	(187)
Total differences in quoted prices of gold and foreign currency (1) + (2)	2,618	3,811	1,233	(31.3%)	112.3%	9,790	5,120

In 4Q19, the difference in quoted prices of gold and foreign currency showed profit for $2.6 billion, 31.3% or $1.2 billion lower QoQ, mainly explained by a decrease in activity due to changes in foreign exchange market regulations.

Other operating income

Other Operating Income	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ		YoY		2019	2018
Operating Income	1,053	1,123	1,009	(6.2%)		4.4%		9,957	4,153
Rental of safe deposit boxes (1)	169	146	114	15.8%		48%		580	437
Adjustments and interest on miscellaneous receivables (1)	322	378	144	(14.8%)		124%		1,225	522
Loans recovered	180	160	94	12.5%		91%		538	296
Income from Prisma sale	-	(51)	-	100.0%		N/	A	2,645	-
Income tax - Tax inflantion adjustment	-	-	-	N/	A	N/	A	3,240	1,022
Fee income from credit and debit cards (1)	146	152	103	(3.9%)		42%		595	431
Other Operating Income(2)	236	338	554	(30.2%)		(57.4%)		1,134	1,445

(1) Included to the efficiency ratio calculation

(2) Includes some of the concepts used in the efficiency ratio calculation

In 4Q19 other operating income totaled $1.0 billion, decreasing 6.2% or $70 million QoQ and growing 4.4% or $44 million YoY.

The quarterly decrease is driven by a decrease in the other operating income line item.

Operating expenses

Personnel benefits and administrative expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ		YoY		2019	2018
Total Personnel Benefits and Adminsitrative Expenses	7,887	7,104	4,766	11.0%		65.5%		25,411	16,138
Personnel Benefits (1)	4,129	3,649	2,570	13.2%		60.7%		13,733	8,961
Administrative expenses (1)	3,758	3,455	2,196	8.8%		71.1%		11,678	7,177
Travel expenses	49	34	27	44.1%		81.5%		139	89
Administrative expenses	429	269	147	59.5%		191.8%		1,074	533
Security services	118	107	72	10.3%		63.9%		398	294
Fees to Bank Directors and Supervisory Committee	2	4	6	(50.0%	)	(66.7%	)	13	17
Other fees	162	182	101	(11.0%	)	60.4%		584	308
Insurance	33	33	19	-		73.7%		118	71
Rent	243	238	242	2.1%		0.4%		812	780
Stationery and supplies	23	16	8	43.8%		187.5%		61	36
Electricity and communications	189	157	120	20.4%		57.5%		589	329
Advertising	155	132	67	17.4%		131.3%		519	392
Taxes	745	735	501	1.4%		48.7%		2,675	1,662
Maintenance costs	415	286	225	45.1%		84.4%		1,236	761
Armored transportation services	785	897	417	(12.5%	)	88.2%		2,176	1,067
Other administrative expenses	410	365	244	12.3%		68.0%		1,284	838

Headcount
Banco BBVA Argentina*	6,218	6,225	6,086	(0.1%	)	2.2%		6,223	6,248
Associates’ headcount (2)*	103	130	18	(20.8%	)	472.2%		104	100
Total branches	251	251	252	-		(0.4%	)	251	252

Efficiency ratio	40.2%	35.9%	47.5%	424 bp	s	(733)bps		37.0%	48.9%
Accumulated Efficiency ratio	37.0%	35.6%	48.9%	133 bp	s	(1,191)bps		37.0%	48.9%

(1) Concept included in the efficiency ratio calculation

(2) Includes BBVA Asset Management Argentina S.A., y PSA y VWFS as of 3T19

*corresponds to total effective employees, net of temporary contract employees

During 4Q19, administrative expenses plus personnel benefits totaled $7.9 billion, 11.0% and 65.5% higher than 3Q19 and 4Q19 respectively. This is mainly explained by an increase in personnel benefits and incurred expenditures in the quarter.

Personnel benefits increased 13.2% or $480 million compared to 3Q19, and 60.7% or $1.6 billion compared to 4Q18. This was driven by current salary increase agreements based on labor union negotiations (53.8% salary increase in respect to December 2018) and their compensation schemes.

In 4Q19 administrative expenses increased 8.8% QoQ and 71.1% YoY. This increase is explained by incurred costs in upgrading branches and equipment, together with an increment in U.S. dollar costs.

The accumulated efficiency ratio as of 4Q19 was 37.0%, higher than the 35.6% reported on 3Q19 and significantly improving compared to the 48.9% reported on 4Q18.

Other operating expenses

Other Operating Expenses	BBVA ARG consolidated	Chg %
In millions $	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018
Other Operating Expenses	5,482	3,218	2,435	70.4%	125.1%	17,312	7,653
Turnover tax	1,922	1,829	1,279	5.1%	50.3%	6,565	4,151
Initial loss of loans below market rate	270	166	641	62.7%	(57.9%)	1,200	641
Contribution to the Deposit Guarantee Fund (SEDESA)	129	132	103	(2.3%)	25.2%	494	327
Interest on liabilities from financial lease	76	66	-	15.2%	N/	A	261	-
Other allowances	697	721	200	(3.3%)	248.5%	5,201	1,629
Other operating expenses	2,388	304	212	n.	m	n.	m	3,591	905

As of 4Q19, other operating expenses increased 70.4% or $2.3 billion QoQ, and 125.1% or $3.0 billion YoY.

In line with the digital transformation process, the Bank has decided to implement a plan that aims to generate higher efficiency and agility in decision-making processes. This plan involves expenses that will be undertaken during 2020, and are reflected on the “Other operating expenses” line.

Income from associates

This line reflects the results from non-consolidated associate companies. During 4Q19, a profit of $214 million has been reported, mainly due to participation in BBVA Consolidar Seguros S.A., Rombo and Interbanking S.A.

Income tax

Income tax charges decreased $1.0 billion compared to 4Q18 and increased $942 million compared to 3Q19, reporting a loss for $366 million. In 3Q19 the Income Tax Law effect, aimed to recognize tax inflation adjustments, was incorporated.

BBVA Argentina’s effective rate for the year ended December 31, 2019, was 12%, while the effective rate for the year ended December 31 2018 was 29%. The decrease was driven by inflation adjustments in income tax calculation.

Balance sheet and activity

Loans and other financing

Loans and other financing	BBVA ARG consolidated			Chg%
In millions $	4Q19	3Q19	4Q18	QoQ		YoY
Public Sector	17	1	-	n.	m	N/	A
Financial Sector	5,198	2,790	9,669	86.3%		(46.2%)
Non-financial private sector and residents abroad	201,455	211,845	176,011	(4.9%)		14.5%
Overdrafts	14,397	17,587	11,789	(18.1%)		22.1%
Documents	23,697	22,010	24,314	7.7%		(2.5%)
Mortgage Loans	14,151	12,817	10,105	10.4%		40.0%
Pledge Loans	8,657	16,515	1,650	(47.6%)		424.7%
Personal Loans	23,473	23,837	23,560	(1.5%)		(0.4%)
Credit Cards	72,250	53,355	41,869	35.4%		72.6%
Financial leases	1,890	2,052	2,378	(7.9%)		(20.5%)
Other financing (1)	42,940	63,672	60,346	(32.6%)		(28.8%)

Total loans and other financing	206,670	214,636	185,680	(3.7%)		11.3%
Allowances	(8,329)	(7,464)	(4,258)	(11.6%)		(95.6%)
Total net loans and other financing	198,341	207,172	181,422	(4.3%)		9.3%

% of total loans to Private sector in pesos	81.7%	70.7%	65.1%	1,095 b	ps	1,659 b	ps
% of total loans to Private sector in foreign currency	18.3%	29.3%	34.9%	(1,095) b	ps	(1,659) b	ps

(1) Includes IFRS adjustment

Private loans totaled $201.5 billion, decreasing 4.9% or $10.4 million during the quarter, and growing 14.5% or $25.4 billion during the year.

It is important to mention that during 4Q19, BBVA Argentina was no longer consolidating Rombo’s activity, which explains most of the decrease in pledge loans. If Rombo had not been consolidated in 3Q19, private loans to the non-financial sector would have decreased 1.6% instead of 4.9%.

Loans to the financial sector grew 86.3% in 4Q19, mainly explained by the increase in call money transactions plus a decrease in call money given to subsidiaries.

Private loans denominated in pesos grew 9.8% in QoQ and 43.6% YoY. Private loans denominated in foreign currency fell 40.5% QoQ and 39.9% YoY, driven by a prudential reduction in USD-denominated loans after August 2019 turmoil. These loans, measured in U.S. dollars, fell 42.8% and 62.1% compared to 3Q19 and 4Q18 respectively.

Within retail loans (including mortgages, pledge, personal and credit card loans), credit card loans increased the most, 35.4% QoQ and 72.6% YoY. Mortgage loans reflect the increment in inflation.

In commercial loans (including overdrafts, documents, leasing and other loans) decreased 21.3% QoQ and 16.1% YoY, mainly explained by a prudential reduction in pre-financing and export financing in U.S. dollars. Documents was the only line reflecting growth, increasing 7.7% or $1.7 million QoQ and falling 2.5% or $617 million YoY.

Market share - Private sector loans	BBVA ARG consolidated			Chg %
In %	4Q19	3Q19	4Q18	QoQ		YoY
Private sector loans - Bank	6.93%	7.34%	7.75%	(41	)bps	(82	)bps
Private sector loans - Consolidated*	7.71%	8.13%	8.71%	(42	)bps	(100	)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

* Consolidates PSA, VWFS and Rombo.

Asset quality ratios

Asset Quality	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ	YoY
Financings with irregular performance (NPL)	7,368	7,103	3,612	3.7%	104.0%
Allowances	8,329	7,464	4,258	11.6%	95.6%
NPL / Total Loans and other financing	3.57%	3.31%	1.95%	26 bps	162 bps
Private Financings with irregular performance / Total Private Financing	3.51%	3.24%	2.00%	27 bps	151 bps
Allowances / Financings with irregular performance (Coverage ratio)	113.04%	105.08%	117.88%	796 bps	(484)bps

In 4Q19, NPL was 3.57%, with a coverage ratio of 113.04%.

The increase in the asset quality ratio is explained by a decrease in total loans, while non-performing loans remain stable. Total loans decrease is mainly driven by a fall in foreign currency denominated commercial loans since August 2019.

Allowances adjustment	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ	YoY
Balance at the beginning of the year	4,258	4,258	2,292	-	85.8%
Increase/(Decrease)	6,315	4,645	3,439	36.0%	83.6%
Increase/(Decrease) FX Differences	1,310	737	328	77.7%	299.4%
Uses/Reversals	(3,715)	(2,483)	(1,766)	(49.6%)	(110.4%)
Take over of associates	161	307	(35)	(47.5%)	n.	m
Balance at the end of the quarter	8,329	7,464	4,258	11.6%	95.6%

An increase in provisions is observed in 4Q19, mainly due to de decision of increasing the Molca debt provision from 75% to 100%.

Public sector exposure

Net Public Debt Exposure	BBVA ARG consolidated			Chg%
In millions $	4Q19	3Q19	4Q18	QoQ		YoY
Treasury and Government securities	16,118	17,939	11,154	(10.1%	)	44.5%
Treasury and National Government	16,066	17,915	11,098	(10.3%	)	44.8%
National Treasury Public Debt in pesos	8,721	8,662	7,899	0.7%		10.4%
National Treasury Public Debt in dollars	194	246	3,199	(21.2%	)	(93.9%	)
National Treasury Public Debt in pesos, USD-Linked	7,151	9,007	-	(20.6%	)	N/A
Provinces	52	23	56	120.3%		(7.4%	)
Public Sector loans	-	1	-	(100.0%	)	N/A
Repo	-	-	12,671	N/A		(100.0%	)
National Treasury - Foreign currency	-	-	12,671	N/A		(100.0%	)
Pesos Subtotal	8,773	8,686	7,955	1.0%		10.3%
Dollars Subtotal*	7,345	9,253	15,870	(20.6%	)	(53.7%	)
Total Public Debt Exposure	16,118	17,940	23,825	(10.2%	)	(32.3%	)

B.C.R.A. Exposure	33,061	60,340	20,202	(45.2%	)	63.6%
Instruments	33,061	53,675	20,202	(38.4%	)	63.6%
Leliqs	33,061	53,675	20,202	(38.4%	)	63.6%
Lebacs	-	-	-	N/A		N/A
Repo	-	6,665	-	(100.0%	)	N/A
B.C.R.A. - $	-	6,665	-	(100.0%	)	N/A

% Public Sector Exp. (Excl. B.C.R.A.) / Assets	3.7%	4.3%	6.7%	(67)bps		(306)bps

*Includes dollar-linked Treasury public debt in $

Public sector exposure (excluding BCRA) was $16.1 billion, decreasing 10.2% or $1.8 billion QoQ, and 32.3% or $7.7 billion YoY.

Short-term liquidity is allocated in BCRA instruments, which decreased 45.2% or $27.3 billion compared to 3Q19, and grew 63.6% or $12.9 billion compared to 4Q19.

Exposure to the public sector (excluding BCRA), which represented 3.7% of total assets, recorded a $2.4 billion or 80bps decrease. This is mainly explained by the 15% of capital payments from dollar-linked Treasury notes (LELINK, reprofiled in August 28, 2019), as of December 4, 2019.

Exposure to the public sector (excluding BCRA) is the lowest in the last 8 quarters, mostly concentrated in peso-denominated notes or dollar-linked notes in pesos.

Deposits

Deposits	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ		YoY
Total Deposits	293,988	274,487	259,509	7.1%		13.3%
Non-financial Public Sector	2,938	2,642	1,545	11.2%		90.2%
Financial Sector	178	314	294	(43.3%	)	(39.5%	)
Non-financial private sector and residents abroad	290,872	271,531	257,670	7.1%		12.9%
Non-financial private sector and residents abroad - $	175,139	152,830	143,666	14.6%		21.9%
Checking accounts	53,980	42,397	28,558	27.3%		89.0%
Savings accounts	50,153	36,860	46,487	36.1%		7.9%
Time deposits	67,839	70,572	66,392	(3.9%	)	2.2%
Other	3,167	3,001	2,229	5.5%		42.1%
Non-financial private sector and res. abroad - Foreign Currency	115,733	118,701	114,004	(2.5%	)	1.5%
Checking accounts	20	18	17	11.1%		17.6%
Savings accounts	97,672	100,502	94,469	(2.8%	)	3.4%
Time deposits	16,335	15,931	17,413	2.5%		(6.2%	)
Other	1,706	2,250	2,105	(24.2%	)	(19.0%	)

% of total portfolio in the private sector in pesos	60.2%	56.3%	55.8%	393 bps		446 bps
% of total portfolio in the private sector in foregin currency	39.8%	43.7%	44.2%	(393)bps		(446)bps

During 4Q19, total deposits were $294.0 billion, recording an increase of 7.1% or $19.5 billion and 13.3% or $34.5 billion compared to 3Q19 and 4Q19 respectively.

Private sector deposits in 4Q19 were $290.9 billion, increasing 7.1% or $19.3 billion QoQ, and 12.9% or $33.2 billion YoY.

Private non-financial sector deposits in local currency were $175.1 billion, growing 14.6% or $22.3 billion QoQ and 21.9% or $31.5 billion YoY. This is mainly driven by a significant increase in savings account and checking account deposits, offsetting the fall in time deposits during the quarter.

Private non-financial sector deposits in foreign currency expressed in pesos fall 2.5% and $3.0 billion QoQ and grow 1.5% or $1.7 billion YoY. Measured in U.S. dollars, these deposits fell 6.3% compared to 3Q19 and 35.9% compared to 4Q18.

In 4Q19, the Bank’s transactional deposits (checking accounts and savings accounts) represented 68.7% of total non-financial private deposits, totaling $201.8 billion.

Market Share - Deposits to the private sector	BBVA ARG consolidated			Chg %
En %	4Q19	3Q19	4Q18	QoQ	YoY
Consolidated Private sector deposits*	7.14%	7.14%	7.97%	3 bps	(80)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

* Consolidates PSA, VWFS and Rombo.

Other sources of funds

Other sources of funds	BBVA ARG consolidated			Chg%
In millions $	4Q19	3Q19	4Q18	QoQ	YoY
Other sources of funds	77,216	73,304	46,554	5.3%	65.9%
Central Bank	17	11	10	54.5%	70.0%
Banks and international organizations	2,539	4,712	5,518	(46.1%)	(54.0%)
Financing received from local financial institutions	3,593	3,758	-	(4.4%)	N/A
Corporate bonds	7,319	8,728	2,474	(16.1%)	195.8%
Equity	63,748	56,095	38,552	13.6%	65.4%

In 4Q19, other sources of funds totaled $77.2 billion, 5.3% or $3.9 billion higher than 3Q19 and 65.9% or $30.6 billion higher than 4Q18.

In 4Q19, the Banks and International Organizations like item decreased 46.1% or $2.2 billion, mainly because of a fall in correspondent banking.

Corporate bonds fell 16.1% or $1.4 billion QoQ, mainly due to Rombo deconsolidation during the quarter.

The 13.6% increase in equity is explained by 4Q19 results.

Liquid assets

Total Liquid Assets	BBVA ARG consolidated			Chg%
In millions $	4Q19	3Q19	4Q18	QoQ		YoY
Total liquid assets	205,404	169,336	142,923	21.3%		43.7%
Cash and deposits in banks	156,260	94,168	99,106	65.9%		57.7%
Cash	46,724	28,259	15,571	65.3%		200.1%
Deposits in banks and correspondents	109,536	65,909	83,535	66.2%		31.1%
Debt securities at fair value through profit or loss	4,036	5,121	7,340	(21.2%	)	(45.0%	)
Government securities	52	162	953	(67.9%	)	(94.5%	)
Liquidity bills of B. C. R. A.	3,984	4,959	6,387	(19.7%	)	(37.6%	)
Net REPO transactions	-	6,665	12,847	(100.0%	)	(100.0%	)
Other debt securities	45,108	63,382	23,630	(28.8%	)	90.9%
Government securities	16,031	14,666	9,815	9.3%		63.3%
Liquidity bills of B. C. R. A.	29,077	48,716	13,815	(40.3%	)	110.5%

Liquid assets over total deposits	69.9%	61.7%	55.1%	818 bps		1,479 bps

In 4Q19 liquid assets were $205.4 billion, 21.3% or $36 billion higher than 3Q19 and 43.7% or $62.5 billion higher than 4Q19.

During the quarter, growth in cash stands out with a 65.9% or $62.1 billion increase, while BCRA liquidity notes fell 38.4% or $20.6 billion.

In 4Q19, the liquidity ratio (liquid assets/total deposits) reached 69.9%.

Solvency

Minimum Capital Requirement	BBVA ARG consolidated			Chg %
In millions $	4Q19	3Q19	4Q18	QoQ		YoY
Minimum capital requirement	24,703	24,416	21,792	1.2%		13.4%
Credit risk	17,999	18,511	18,104	(2.8%	)	(0.6%	)
Market risk	304	334	93	(9.0%	)	226.9%
Operational risk	6,400	5,571	3,595	14.9%		78.0%

Integrated Capital - RPC (1)*	53,730	51,034	37,948	5.3%		41.6%
Ordinary Capital Level 1 ( COn1) (3)	64,024	56,758	39,195	12.8%		63.3%
Deductible items COn1	(12,252)	(7,785)	(3,188)	(57.4%	)	(284.3%	)
Additional Capital Level 2 (CAn1)	-	-
Additional Capital Level 2 (COn2)	1,958	2,061	1,941	(5.0%	)	0.9%

Excess Capital
Integration excess	29,027	26,618	16,156	9.1%		79.7%
Excess as % of minimum capital requirement	117.5%	109.0%	74.1%	849 bps		434 bps

Risk-weighted assets (RWA) (2)	302,235	298,464	265,801	1.3%		13.7%

Regulatory Capital Ratio (1)/(2)	17.8%	17.1%	14.3%	68 bps		350 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	17.1%	16.4%	13.5%	72 bps		358 bps

* RPC includes 100% of quarterly results

BBVA Argentina continues to show solid solvency indicators on 4Q19. Capital ratio reached 17.8%. Tier I ratio was 17.1% and surplus over regulatory requirement was $29.0 billion.

Other events

Relevant events

●

On February 18, 2020, BBVA Argentina has decided to schedule the Annual Ordinary and Extraordinary Shareholders’ Meeting for April 7, 2020. A $2.5 billion cash dividend distribution will be considered, corresponding to the partial write off of the optional reserve fund for future profit distribution. This distribution is subject to BCRA’s prior approval.

Inflation adjustment

●

BBVA Argentina’s management assesses that the Bank’s equity and income statements can differ significantly by the application of IAS 29. As of December 31th 2019, and for the twelve month period ended on such date, the Bank has estimated the impact on financial statements of the re-expression in constant currency, which would result in an equity increment of $11.9 billion, totaling $74.9 billion, and a decrease in net income in $23.9 billion, totaling $3.7 billion. For 2018, equity would have increased $10.7 billion, totaling $49.3 billion, and net income would have decreased $17.1 billion, resulting in a $7.5 billion loss.

Corporate Bonds

●	On November 8, 2019, the Bank completed quarterly coupon payments on corporate bond Class 25 for a total amount of $ 29.0 million.

●	On November 19, 2029, the Bank completed quarterly coupon and capital payments on corporate bond Class 20 for $27.8 million and $180.1 million respectively.

●	On November 27, 2019, the Bank completed quarterly coupon and capital payments on corporate bond Class 23 for $76.1 million and $553.1 million respectively.

●	On November 27, 2019, the Bank completed quarterly coupon payments on corporate bond Class 24 for $74.9 million.

●	On November 28, 2019, the Bank completed quarterly coupon payments on corporate bond Class 27 for $170.8 million.

●	On November 28, 2019, the Bank completed quarterly coupon and capital payments on corporate bond Class 26 for $170.3 million and $529.4 million respectively.

●	On December 11, 2019, the Bank issued corporate bonds “Class 28” for a face value of $1,967 million, with a floating rate (Private BADLAR +4%), maturing 6 months after issuance.

Main regulatory changes

New BCRA regulation

●

As of December 19th, 2019, through Communication “A” 6846, the BCRA creates a new USD-linked instrument denominated in pesos, through which banks will be able to give financing to small and medium-sized companies’ exports. Banks will be able to hedge the FX risk with contracts over those instruments. The amount of USD-linked loans that exceeds that of USD-linked deposits, will not be taken into account for the Foreign Exchange Currency Position (PGNME in Spanish).

●

As of January 16th, 2020, through Communication “A” 6871, the BCRA established the creation of a UVA (Purchasing Value Unit adjusted by CER) denominated time deposits, with an option of withdrawal after 30 days passed and before maturity. These deposits will have a minimum maturity period of 90 days. They will pay a freely agreed rate that can’t be below 1% (nominal annual rate). In the case of withdrawal before maturity, the paid rate will be 70% of the last 5 working-day average of the shortest LELIQ at the time of incorporation.

BCRA regulatory requirements

●

As of January 2nd, 2020, through Communication “A” 6857, the BCRA stated that the reduction limit on reserve requirements would be increased for financial institutions participating of the “AHORA 12” Program (20% of the sum of total financing in pesos give within that program), going from 1% to 1.5% of concepts in pesos included in the reserve requirement, in average, of the previous month in count.

●

As of January 9th, 2020, through Communication “A” 6858, the BCRA modifies the minimum reserve requirements, in effect as of February 1st 2020. This enables Group A financial institutions to reduce their reserve requirement for an equivalent amount of 30% of peso financing to SMEs given at a rate below 40%. At the same time, that deduction can’t exceed 2% of concepts in pesos that are subject to reserve requirement regulations, in average, of the previous month in count.

●	In line with Communication “A” 6871, the BCRA enables financial institutions to exclude the withdrawal optionality in UVA adjusted time deposits from the reserve requirement count.

●

As of January 30th, 2020, through Communication “A” 6884, the BCRA sets with effect from February to December 2020, a special treatment for UVA financing. Financial institutions will have to deduct from the contract instalment, the 11/12 part of the increment that it would have had between August 2019 and January 2020. This deduction will decrease in 1/12s per month until it converges to the value of the contractual instalment for January 2021. Additionally, reserve requirements are reduced for financing that institutions decide to give special treatment to, requiring 0.8% of the contractual amount as of the end of November 2019.

●

As of February 13, 2020, through Communication “A” 6901, the BCRA established the reduction on regulatory reserve requirements for SMEs financing at 35% or lower, in effect as of February 17, 2020. Financing at 40% agreed before February 16th can still be deducted from reserve requirements until maturity.

Laws and decrees

●

As of December 20th, 2019, the Government’s Executive Branch decided, through Decree 49/2019, that capital payments of U.S. dollar denominated Treasury Notes (LETEs) will be postponed to August 31st, 2020. Thus, the payment scheduled planned for these notes in the debt reprofiling of August 2019 was revoked.

●

On December 23rd, 2019, the Congress passed the Law 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency” which was proposed by the National Government. Main changes included:

○

The “Para una Argentina Inclusiva y Solidaria” (PAIS) tax is created. This implies a 30% tax on the purchase of US dollars for hoarding (additional to the purchase limit of USD 200 established in October 2019), and for purchases done abroad through credit cards, for a period of 5 years. The tax will be 8% in the case of digital services in U.S. dollars. Health expenses, books, learning platforms and state-run research projects will be exempt of the PAIS tax.

○

Inflation adjustment of companies’ 2019 balance sheets. Impact on balance sheets is reduced to half through this correction. Only one sixth of the impact can be allocated on 2019, the rest will be distributed among the next five years.

○	Employer contribution rates are fixed to 2019 values (20.4% for commercial and services sectors, 18% for the rest), revoking the schedule of decreasing rates on the 2017 tax reform.

○

The scheduled decrease in enterprise income tax from 30% to 25% was revoked (keeping the income tax rate at 30% as of 2020). The additional rate charged for dividend payments to parent companies decreased from 13% to 7%.

●

As of January 20th, 2020, the Ministries of Finance and Economy led a voluntary bond swap of LECAPs (Treasury capitalizing notes in pesos) with original maturity on August 30th 2019, September 13th 2019, October 11th 2019, November 25th 2019 and February 28th 2020, which had been reprofiled through Decree 596 on August 30th 2019. The swap implied exchanging these notes for BADLAR adjusted notes (LEBADs), with maturities on September 18th 2020 and December 22nd 2020.

●

As of February 3rd 2020, the Ministry of Economy called for a voluntary swap of the Dual Currency Argentine Bonds (AF20) maturing on February 13rd 2020. These could be exchanged for four different instruments: CER+1% adjusted bonds, BADLAR + margin bonds, USD-linked+4% bonds or dual currency bonds, all of them maturing on 2021.

●

As of February 11th 2020, and after two failed Dual Currency Argentine Bond (AF20) swaps, the Economy Ministry decided to postpone capital payments and non-accrued interests on this bond to September 30th 2020. Individuals having up to USD 20,000 on these bonds, which have been purchased before December 20th 2019, will receive capital and interest payments in the original due time.

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations contact:

investorelations-arg@bbva.com

ir.bbva.com.ar

Balance Sheet

Balance Sheet				Chg%
In millions $	4Q19	3Q19	4Q18	QoQ		YoY
Assets
Cash and Deposits in banks	156,260	94,168	99,106	65.9%		57.7%
Cash	46,724	28,259	15,571	65.3%		200.1%
Financial institutions and correspondents	109,536	65,909	83,535	66.2%		31.1%
B.C.R.A	107,501	59,163	75,504	81.7%		42.4%
Other local and foreign financial institutions	2,035	6,746	8,031	(69.8%	)	(74.7%	)
Debt securities at fair value through profit or loss	4,130	5,169	7,508	(20.1%	)	(45.0%	)
Derivatives	3,047	2,243	591	35.8%		415.6%
Repo transactions	-	6,665	12,861	(100.0%	)	(100.0%	)
Other financial assets	2,754	6,457	9,648	(57.3%	)	(71.5%	)
Loans and other financing	198,341	207,172	181,422	(4.3%	)	9.3%
Non-financial public sector	-	1	-	(100.0%	)	N/A
B.C.R.A	17	-	-	N/A		N/A
Other financial institutions	5,161	2,778	9,584	85.8%		(46.1%	)
Non-financial private sector and residents abroad	193,163	204,393	171,838	(5.5%	)	12.4%
Other debt securities	45,178	63,440	23,743	(28.8%	)	90.3%
Financial assets pledged as collateral	5,923	8,302	4,703	(28.7%	)	25.9%
Current income tax assets	23	-	-	N/A		N/A
Investments in equity instruments	2,056	1,875	130	9.7%		n.m
Investments in associates	968	272	1,752	255.9%		(44.7%	)
Property and equipment	11,507	11,821	9,816	(2.7%	)	17.2%
Intangible assets	589	641	511	(8.1%	)	15.3%
Deferred income tax assets	6,188	3,401	194	81.9%		n.m
Other non-financial assets	3,209	2,391	2,136	34.2%		50.2%
Non-current assets held for sale	60	60	493	-		(87.8%	)
Total Assets	440,233	414,077	354,614	6.3%		24.1%
Liabilities
Deposits	293,988	274,487	259,509	7.1%		13.3%
Non-financial public sector	2,938	2,642	1,545	11.2%		90.2%
Financial sector	178	314	294	(43.3%	)	(39.5%	)
Non-financial private sector and residents abroad	290,872	271,531	257,670	7.1%		12.9%
Liabilities at fair value through profit or loss	581	43	692	n.m		(16.0%	)
Derivatives	3,073	4,023	1,377	(23.6%	)	123.2%
Repo transactions	-	-	14	N/A		(100.0%	)
Other financial liabilities	28,825	31,609	28,189	(8.8%	)	2.3%
Financing received from the BCRA and other financial institutions	6,149	8,481	5,528	(27.5%	)	11.2%
Corporate bonds issued	7,319	8,728	2,474	(16.1%	)	195.8%
Current income tax liabilities	8,070	5,240	3,676	54.0%		119.5%
Provisions	9,843	7,657	3,621	28.5%		171.8%
Deferred income tax liabilities	-	31	58	(100.0%	)	(100.0%	)
Other non-financial liabilities	17,068	15,233	10,894	12.0%		56.7%
Total Liabilities	374,916	355,532	316,032	5.5%		18.6%
Equity
Share Capital	613	613	613	-		-
Non-capitalized contributions	6,745	6,736	6,736	0.1%		0.1%
Capital adjustments	313	313	313	-		-
Reserves	28,488	28,488	17,425	-		63.5%
Retained earnings	-	-	3,856	N/A		(100.0%	)
Other accumulated comprehensive income	(3,419)	(3,582)	(5)	4.6%		n.m
Income of the period	31,008	23,527	9,614	31.8%		222.5%
Equity attributable to owners of the Parent	63,748	56,095	38,552	13.6%		65.4%
Equity attributable to non-controlling interests	1,569	2,450	30	(36.0%	)	n.m
Total Equity	65,317	58,545	38,582	11.6%		69.3%
Total Liabilities and Equity	440,233	414,077	354,614	6.3%		24.1%

Income Statement

Income statement	BBVA ARG consolidated			Chg%
In millions $	4Q19	3Q19	4Q18	QoQ		YoY		2019	2018
Interest income	25,948	27,077	17,731	(4.2%)		46.3%		94,419	47,449
Interest expense	(9,123)	(11,466)	(9,268)	20.4%		1.6%		(39,195)	(21,320)
Net interest income	16,825	15,611	8,463	7.8%		98.8%		55,224	26,129
Commission income	5,144	4,702	3,760	9.4%		36.8%		18,027	12,431
Commission expenses	(3,518)	(3,138)	(2,059)	(12.1%)		(70.9%)		(11,398)	(6,927)
Net commission income	1,626	1,564	1,701	4.0%		(4.4%)		6,629	5,504
Net income/(loss) from measurement of financial instruments at fair value through profit or loss	1,959	1,432	197	36.8%		n.	m	7,970	107
Net loss from write-down of assets at amortized cost	(10)	3	(67)	(433.3%)		85.1%		(47)	(121)
Foreign exchange and gold gains	2,660	3,403	978	(21.8%)		172.0%		8,560	5,307
Other operating income	1,053	1,123	1,009	(6.2%)		4.4%		9,957	4,153
Loan loss allowances	(2,320)	(1,851)	(1,098)	(25.3%)		(111.3%)		(8,394)	(3,461)
Net operating income	21,793	21,285	11,183	2.4%		94.9%		79,899	37,618
Personnel benefits	(4,129)	(3,649)	(2,570)	(13.2%)		(60.7%)		(13,733)	(8,961)
Administrative expenses	(3,758)	(3,455)	(2,196)	(8.8%)		(71.1%)		(11,678)	(7,177)
Depreciation and amortization	(824)	(423)	(249)	(94.8%)		(230.9%)		(1,999)	(876)
Other operating expenses	(5,482)	(3,218)	(2,435)	(70.4%)		(125.1%)		(17,312)	(7,653)
Operating income	7,600	10,540	3,733	(27.9%)		103.6%		35,177	12,951
Income from associates	214	(7)	571	n.	m	(62.5%)		637	781
Income before income tax	7,814	10,533	4,304	(25.8%)		81.6%		35,814	13,732
Income tax	(366)	576	(1,366)	(163.5%)		73.2%		(4,462)	(4,027)
Income for the period	7,448	11,109	2,938	(33.0%)		153.5%		31,352	9,705
Income for the period attributable to:				N/	A	N/	A	-	-
Owners of the parent	7,481	10,736	2,936	(30.3%)		154.8%		31,008	9,613
Non-controlling interests	(34)	373	2	(109.1%)		n.	m	343	92

Other comprehensive income	166	(3,425)	63	104.8%		163.5%		(3,416)	(21)

Ratios

Quarterly annualized ratios	BBVA ARG consolidated			Chg%
In %	4Q19	3Q19	4Q18	QoQ	YoY
Profitability
Efficiency ratio	40.2%	35.9%	47.5%	424 bps	(733)bps
ROA	6.9%	11.0%	3.4%	(413)bps	353 bps
ROE	49.5%	81.2%	31.4%	(3,170)bps	1,816 bps
Liquidity
Loans as % of total deposits	69.9%	61.7%	55.1%	818 bps	1,479 bps
Capital
Total capital as % of total assets	17.8%	17.1%	14.3%	68 bps	350 bps
Regulatory capital as % of risk-weighted assets (RWA)	17.1%	16.4%	13.5%	72 bps	358 bps
Solvency
Irregular loan portfolio/Total loans	3.57%	3.31%	1.95%	26 bps	162 bps
Allowances for loan losses / Irregular loan portfolio	113.04%	105.08%	117.88%	796 bps	(484)bps

Annualized accumulated ratios		BBVA ARG consolidado		Chg %
In%	4Q19	3Q19	4Q18	QoQ	YoY
Profitability
Efficiency ratio	37.0%	35.6%	48.9%	133 bps	(1,191)bps
ROA	7.9%	8.0%	2.3%	(14)bps	558 bps
ROE	60.6%	62.2%	21.2%	(159)bps	3,947 bps
Liquidity
Loans as % of total deposits	69.9%	61.7%	55.1%	818 bps	1,479 bps
Capital
Total capital as % of total assets	17.8%	17.1%	14.3%	68 bps	350 bps
Regulatory capital as % of risk-weighted assets (RWA)	17.1%	16.4%	13.5%	72 bps	358 bps
Solvency
Irregular loan portfolio/Total loans	3.57%	3.31%	1.95%	26 bps	162 bps
Allowances for loan losses / Irregular loan portfolio	113.04%	105.08%	117.88%	796 bps	(484)bps

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 18, 2019	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer